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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*



                                VitaminShoppe.Com
                    ________________________________________
                                (Name of Issuer)

                                  Common Stock
                    ________________________________________
                         (Title of Class of Securities)

                                    92848M104
                    ________________________________________
                                 (CUSIP Number)

                                 January 1, 2001
                    ________________________________________
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)

      [_] Rule 13d-1(c)

      [X] Rule 13d-1(d)




     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)
                               Page 1 of 12 pages

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                     ----------


________________________________________________________________________________

    1.     Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).


           J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC) 13-3986302
           .....................................................................
________________________________________________________________________________
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ................................................................

           (b) ................................................................
________________________________________________________________________________
    3.     SEC Use Only.........................................................
________________________________________________________________________________
    4.     Citizenship or Place of Organization  Delaware
                                                 ...............................
________________________________________________________________________________
                 5. Sole Voting Power       690,081
Number of Shares                            (includes Options for 38,475 Shares
Beneficially                                ....................................
Owned by Each    _______________________________________________________________
Reporting Person 6. Shared Voting Power     ...................................
With:            _______________________________________________________________
                 7. Sole Dispositive Power  690,081
                                            (includes Options for 38,475 Shares)
                                            ....................................
                 _______________________________________________________________
                 8. Shared Dispositive Power....................................
________________________________________________________________________________
    9.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                            690,081
                                            (includes Options for 38,475 Shares)
   10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)               ....................................
   11.     Percent of Class Represented by Amount in Row (9) 9%.................
________________________________________________________________________________
   12.     Type of Reporting Person (See Instructions)
________________________________________________________________________________
LLC
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

________________________________________________________________________________


                               Page 2 of 12 Pages

SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                  CUSIP NO.: 92848M104
- ------                                                     ----------

PRELIMINARY NOTE: This Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person.



ITEM 1.
             NAME OF ISSUER:
             --------------
             VitaminShoppe.Com

           (a)      Address of Issuer's Principal Executive Offices:
                    --------------------------------------------------------

                    444 Madison Avenue
                    Suite 802
                    New York, NY  10022

ITEM 2.
           (a)      NAME OF PERSON FILING:
                    ------------------------------

                    J.P. Morgan Partners (23A SBIC), LLC

                    Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.


           (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                    -----------------------------------------------------------

                    1221 Avenue of the Americas
                    New York, New York  10020


           (c)      CITIZENSHIP:
                    --------------------

                    Delaware


           (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
                    -------------------------------------------------

                    Common Stock


           (e)      CUSIP NUMBER:
                    ---------------------

                    92848M104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING
           IS A:

           Not applicable.


ITEM 4.    OWNERSHIP

           (a)      AMOUNT BENEFICIALLY OWNED:
           ----------------------------------

           690,081 (includes Options for 38,475 Shares)


                               Page 3 of 12 Pages

SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                    ----------




           (b)      PERCENT OF CLASS:
                    -------------------------

                    9% (as of December 31, 2000)


           (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    -----------------------------------------------------
                   (i)      690,081 (includes Options for 38,475 Shares)
                   (ii)     Not applicable.
                   (iii)    690,081 (includes Options for 38,475 Shares)
                   (iv)     Not applicable.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable


                               Page 4 of 12 Pages


SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                     ----------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2001

                            J.P. MORGAN PARTNERS (23A SBIC), LLC


                            By: J.P. Morgan Partners (23A SBIC Manager), Inc. its Managing Member


                            By: /s/ Jeffrey C. Walker
                                -----------------------------------------------
                                Name:    Jeffrey C. Walker
                                Title:   President


                               Page 5 of 12 Pages

SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                    ----------



                                  EXHIBIT 2(a)


ITEM 2.  IDENTITY AND BACKGROUND.


                  This  statement is being filed by J.P.  Morgan  Partners  (23A
SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).


                  JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.


                  Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.




                               Page 6 of 12 Pages



SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                    ----------


                                                                      SCHEDULE A
                                                                      ----------

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.
                  ---------------------------------------------
                               EXECUTIVE OFFICERS(1)
                               ---------------------


President                              Jeffrey C. Walker*
Executive Vice President               Mitchell J. Blutt, M.D.*
Executive Vice President               Arnold L. Chavkin*
Executive Vice President               John M.B. O'Connor*
Managing Director                      John R. Baron*
Managing Director                      Christopher C. Behrens*
Managing Director                      David S. Britts*
Managing Director                      Rodney A. Ferguson*
Managing Director                      David Gilbert*
Managing Director                      Evan Graf*
Managing Director                      Eric A. Green*
Managing Director                      Michael R. Hannon*
Managing Director                      Donald J. Hofmann, Jr.*
Managing Director                      W. Brett Ingersoll*
Managing Director                      Alfredo Irigoin*
Managing Director                      Andrew Kahn*
Managing Director                      Jonathan R. Lynch*
Managing Director                      Jonathan Meggs*
Managing Director                      Thomas G. Mendell*
Managing Director                      Stephen P. Murray*
Managing Director                      Joao Neiva de Figueiredo, Ph.D.*
Managing Director                      Timothy Purcell*
Managing Director                      Thomas Quinn*
Managing Director                      Peter Reilly*
Managing Director                      Robert R. Ruggiero, Jr.*
Managing Director                      Susan L. Segal*
Managing Director                      Shahan D. Soghikian*
Managing Director                      Georg Stratenwerth*
Managing Director                      Lindsay Stuart*
Managing Director                      Patrick J. Sullivan*
Managing Director                      Kelly Shackelford*
Managing Director                      Charles R. Walker*
Managing Director                      Timothy J. Walsh*
Managing Director                      Richard D. Waters, Jr.*
Managing Director                      Damion E. Wicker, M.D.*
Managing Director                      Eric R. Wilkinson*
Senior Vice President                  Marcia Bateson*
Vice President and Treasurer           Elisa R. Stein*
Secretary                              Anthony J. Horan**
Assistant Secretary                    Robert C. Caroll**
Assistant Secretary                    Denise G. Connors**


- -------------

 (1) Each of whom is a United  States  citizen  except for Messrs.
     Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

  * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

 ** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 7 of 12 Pages

SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                     ----------



                                  DIRECTORS(1)
                                  ------------
                               Jeffrey C. Walker*




- -----------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.




                               Page 8 of 12 Pages


SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                     ----------

                                                                     SCHEDULE B
                                                                     ----------

                            THE CHASE MANHATTAN BANK
                            ------------------------
                              EXECUTIVE OFFICERS(1)
                              ---------------------


Chairman of the Board                                Douglas A. Warner, III*
President and Chief Executive Officer                William B. Harrison Jr. *
Vice Chairman                                        Geoffrey T. Boisi*
Vice Chairman                                        David A. Coulter*
Managing Director                                    Ramon de Oliveira*
Director of Human Resources                          John J. Farrell*
Vice Chairman                                        Walter A. Gubert*
Managing Director                                    Thomas B. Ketchum*
Director of Corporate Marketing and Communications   Frederick W. Hill*
Vice Chairman                                        Donald H. Layton*
Vice Chairman                                        James B. Lee Jr. *
General Counsel                                      William H. McDavid*
Vice Chairman                                        Marc J. Shapiro*
Managing Partner                                     Jeffrey C. Walker**

                                   DIRECTORS(1)
                                   ------------

 NAME                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                       BUSINESS OR RESIDENCE ADDRESS
- --------------------------------------------------------------------------------
 Hans W. Becherer                      Chairman of the Board
                                       Chief Executive Officer
                                       Deere & Company
                                       One John Deere Place
                                       Moline, IL 61265
- --------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                       The Hearst Corporation
                                       959 Eighth Avenue
                                       New York, New York 10019
- --------------------------------------------------------------------------------
 M. Anthony Burns                      Chairman of the Board and
                                       Chief Executive Officer
                                       Ryder System, Inc.
                                       3600 N.W. 82nd Avenue
                                       Miami, Florida  33166
- --------------------------------------------------------------------------------

- --------------------
(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.



                               Page 9 of 12 Pages


SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                    ----------


 NAME                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                       BUSINESS OR RESIDENCE ADDRESS
- --------------------------------------------------------------------------------

H. Laurence Fuller                     Co-Chairman
                                       BP Amoco p.l.c.
                                       1111 Warrenville Road, Suite 25
                                       Chicago, Illinois 60563
- --------------------------------------------------------------------------------
William H. Gray, III                   President and Chief Executive Officer
                                       The College Fund/UNCF
                                       9860 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, Virginia 22031
- --------------------------------------------------------------------------------
William B. Harrison, Jr.               President and Chief Executive Officer
                                       The Chase Manhattan Corporation
                                       270 Park Avenue, 8th Floor
                                       New York, New York 10017-2070
- --------------------------------------------------------------------------------
Helene L. Kaplan                       Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom LLP
                                       919 Third Avenue - Room 29-72
                                       New York, New York 10022
- -------------------------------------------------------------------------------
John R. Stafford                       Chairman, President and
                                       Chief Executive Officer
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey 07940
- --------------------------------------------------------------------------------
Douglas A. Warner III                  Chairman of the Board
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue
                                       New York, New York  10017
- --------------------------------------------------------------------------------
Marina v.N. Whitman                    Professor of Business Administration and
                                       Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220
- --------------------------------------------------------------------------------

                              Page 10 of 12 Pages



SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                    ----------

                                                                     SCHEDULE C
                                                                     ----------

                            J.P. MORGANS CHASE & CO.
                            ------------------------
                              EXECUTIVE OFFICERS(1)
                              ---------------------


Chairman of the Board                                Douglas A. Warner, III*
President and Chief Executive Officer                William B. Harrison Jr. *
Vice Chairman                                        Geoffrey T. Boisi*
Vice Chairman                                        David A. Coulter*
Managing Director                                    Ramon de Oliveira*
Director of Human Resources                          John J. Farrell*
Vice Chairman                                        Walter A. Gubert*
Managing Director                                    Thomas B. Ketchum*
Director of Corporate Marketing and Communications   Frederick W. Hill*
Vice Chairman                                        Donald H. Layton*
Vice Chairman                                        James B. Lee Jr. *
General Counsel                                      William H. McDavid*
Vice Chairman                                        Marc J. Shapiro*
Managing Partner                                     Jeffrey C. Walker**

                                   DIRECTORS(1)
                                   ------------

 NAME                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                       BUSINESS OR RESIDENCE ADDRESS
- --------------------------------------------------------------------------------
Hans W. Becherer                       Chairman of the Board
                                       Chief Executive Officer
                                       Deere & Company
                                       One John Deere Place
                                       Moline, IL 61265
- --------------------------------------------------------------------------------
Riley P. Bechtel                       Chairman and Chief Executive Officer
                                       Bechtel Group Inc.
                                       P.O. Box 193965
                                       San Francisco, CA 94119-3965
- --------------------------------------------------------------------------------
Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                       The Hearst Corporation
                                       959 Eighth Avenue
                                       New York, New York 10019
- --------------------------------------------------------------------------------
Lawrence A. Bossidy                    Chairman of the Board
                                       Honeywell International
                                       P.O. Box 3000
                                       Morristown, NJ 07962-2245
- --------------------------------------------------------------------------------


- --------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.



                              Page 11 of 12 Pages



SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  -------------

ISSUER: VitaminShoppe.Com                                 CUSIP NO.: 92848M104
- ------                                                    ----------


NAME                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                BUSINESS OR RESIDENCE ADDRESS
- --------------------------------------------------------------------------------
M. Anthony Burns                Chairman of the Board and
                                Chief Executive Officer
                                Ryder System, Inc.
                                3600 N.W. 82nd Avenue
                                Miami, Florida  33166
- --------------------------------------------------------------------------------
H. Laurence Fuller              Co-Chairman
                                BP Amoco p.l.c.
                                1111 Warrenville Road, Suite 25
                                Chicago, Illinois 60563
- --------------------------------------------------------------------------------
Ellen V. Furter                 President
                                American Museum of Natural History
                                Central Park West at 79th Street
                                New York, NY 10024
- --------------------------------------------------------------------------------
William H. Gray, III            President and Chief Executive Officer
                                The College Fund/UNCF
                                9860 Willow Oaks Corporate Drive
                                P.O. Box 10444
                                Fairfax, Virginia 22031
- --------------------------------------------------------------------------------
William B. Harrison, Jr.        President and Chief Executive Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, New York 10017-2070
- --------------------------------------------------------------------------------
Helene L. Kaplan                Of Counsel
                                Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue - Room 29-72
                                New York, New York 10022
- --------------------------------------------------------------------------------
Lee R. Raymond                  Chairman of the Board and Chief Executive
                                Officer
                                Exxon Mobil Corporation
                                5959 Las Colinas Boulevard
                                Irving,TX 75039-2298
- --------------------------------------------------------------------------------
John R. Stafford                Chairman, President and Chief Executive Officer
                                American Home Products Corporation
                                5 Giralda Farms
                                Madison, New Jersey 07940
- --------------------------------------------------------------------------------
Lloyd D. Ward                   Former Chairman of Board and Chief Executive
                                Officer of Maytag
                                13338 Lakeshore Drive
                                Clive, Iowa  50325
- --------------------------------------------------------------------------------
Douglas A. Warner III           Chairman of the Board
                                J.P. Morgan Chase & Co.
                                270 Park Avenue
                                New York, New York 10017
- --------------------------------------------------------------------------------
 Marina v.N. Whitman            Professor of Business Administration
                                and Public Policy
                                The University of Michigan
                                School of Public Policy
                                411 Lorch Hall, 611 Tappan Street
                                Ann Arbor, MI 48109-1220
- --------------------------------------------------------------------------------


                              Page 12 of 12 Pages



SEC 1745 (3-98)